The company is raising capital in order to complete the build out of manufacturing of custom purses and has not begun manufacturing or selling the purses yet. The company has beta-tested the software that allows customers to design their own handbags online (configurator).

Purse for the People
Crowdfunding Video
Transcript

Purse for the People™ is the only eco-friendly bag that customers design themselves. Our bags are for women who love fashion and love the environment.

I personally love fashion, and I love the environment. Fashion today is the second most polluting industry on the planet. I know we can do better than this, and that's why I created Purse for the People.

The making of our bag is a collaborative process that includes natural materials sustainably sourced from all over the globe. Then each bag is assembled by hand here, one at a time, in the United States.

We seek investors who understand who we are as a brand and want to be part of local job creation and global partnerships. This is an opportunity to invest with local impact and profits as an ultimate goal. With your investment dollars, we will build out manufacturing in my hometown of Butte, Montana.

Purse for the People has a mutually beneficial relationship with the natural world. We use rattan, plant-based leather, organic cotton hemp textiles that are durable and better for the environment.

Each bag is designed online by our customers using our proprietary software. Fashion-conscious women today want a more personalized shopping experience, so they get to create a design that reflects their own personal style. We only make what our customer's design and buy, so we have zero over-production.

We're disrupting the boom and bust cycles traditionally associated with resource extraction as part of Montana's largest business sectors. As a socially-conscious brand, we take this responsibility seriously. When we succeed, everyone succeeds, for generations to come.

Invest in Purse for the People and help us create an eco-friendly brand that's creating jobs locally and abroad.